UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Legend Biotech Corporation

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

52490G102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52490G102	13G/A	Page 2 of 5

1	NAMES OF REPORTING PERSONS Fangliang Zhang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,067,386 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,067,386 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.32% (2)
12	TYPE OF REPORTING PERSON IN

(3)

Represents 1,067,386 ordinary shares over which Dr. Zhang has voting power pursuant to an irrevocable proxy, which became effective upon the exercise of the stock options pursuant to which such ordinary shares were issued and terminates with respect to any such ordinary shares sold by their registered owner in a public market sale. Excludes 30,300,000 ordinary shares for which AquaPoint L.P. (“AquaPoint”) is the registered owner (the “AquaPoint Shares”). Pursuant to a judgment (Judgment –FSD 157 of 2021 (DDJ)) of the Grand Court of the Cayman Islands (the “Court”), Financial Services Division, 220610 In the Matter of AquaPoint L.P. – Judgment – FSD 157 of 2021 (DDJ), AquaPoint is in the process of being wound up under the supervision of joint official liquidators appointed by the Court. Accordingly, pending the completion of the liquidation, all voting and dispositive power with respect to such AquaPoint Shares is held by the joint official liquidators pursuant to the judgment. Upon completion of the liquidation, Dr. Zhang will not beneficially own such AquaPoint Shares.

(2)

This percentage is calculated based on 334,805,584 ordinary shares issued and outstanding as of September 13, 2022, as reported in the Issuer’s Proxy Statement furnished to the Securities and Exchange Commission under the cover of a Form 6-K on September 16, 2022.

CUSIP No. 52490G102	13G/A	Page 3 of 5

Item 1(a). Name of Issuer:

Legend Biotech Corporation (the “Issuer”)

Item1(b). Address of Issuer’s Principal Executive Officers:

2101 Cottontail Lane, Somerset, New Jersey 08873

Item2(a). Name of Person Filing:

This Statement is filed on behalf of Fangliang Zhang (the “Reporting Person”).

Item2(b). Address or Principal Business Office or, if None, Residence:

The principal business office for Fangliang Zhang is No. 28, Yongxi Road, Jiangning Science Park, Nanjing, Jiangsu Province, People’s Republic of China.

Item2(c). Citizenship:

See Item 4 of the cover page.

Item 2(d).Title of Class of Securities:

Ordinary shares, par value US$0.0001 per share.

Item 2(e). CUSIP No.:

52490G102

Item 3. If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c)

Not applicable.

Item 4. Ownership.

Amount beneficially owned: See Item 9 of the cover page.

Percent of class: See Item 11 of the cover page.

Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover page.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP No. 52490G102	13G/A	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023	/s/ Fangliang Zhang
Fangliang Zhang